-------                                               ------------------
FORM 4                                                   OMB APPROVAL
-------                                               ------------------

|_| Check this box if no                              OMB Number    3235-0287
    longer subject to Section 16.                     Expires September 30, 1998
    Form 4 or Form 5 obligations                      Estimated average burden
    may continue. See  Instruction 1(b).              hours per response .. 1.0


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

------------------------------------------  --------------------------------------------- ------------------------------------------
1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol  6.  Relationship of Reporting Person
                                                                                              to Issuer
                                             Agency.com Ltd.                                  (Check all applicable)
  Omnicom Group Inc.                         (NASDQ: ACOM)
------------------------------------------  ----------------------  ---------------------
  (Last)       (First)   (Middle)            3. IRS or Social       4.  Statement for
                                                Security Number         Month/Year            ____ Director       _X_ 10% Owner
                                                of Reporting                                  ____ Officer (give  ___ Other (specify
  437 Madison Avenue                            Person (Voluntary)        December, 2000           title below)       below)
------------------------------------------
 (Street)                                       34-1111088          ---------------------
                                                                    5.  If Amendment,
                                                                        Date of Original
  New York       NY      10022                                          (Month/Year)
------------------------------------------
  (City)      (State)    (Zip)
                                                                                          ------------------------------------------
                                                                                          7.  Individual or Joint/Group Filing
                                                                                              (check applicable box)

                                                                                             [ ] Form filed by One Reporting Person
                                                                                             [X] Form filed by More than One
                                                                                                 Reporting Person
                                             ---------------------------------------------------------------------------------------
                                                    Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of        2. Trans-   3.  Trans-      4.  Securities Acquired (A)      5.  Amount of     6.  Ownership       7. Nature of
    Security           action       action          or Disposed of (D)               Securities        Form:  Direct      Indirect
    (Instr. 4)         Date         Code            (Instr. 3, 4 and 5)              Beneficially      (D) or             Beneficial
                       (Month/      (Instr. 8)                                       Owned at           Indirect          Ownership
                       Day/                                                          End of Month      (I)                (Instr. 4)
                       Year)                                                         (Instr. 3         (Instr. 4)
                                                                                     and 4)
                                -------------------------------------------------
                                  Code     V       Amount      (A) or      Price
                                                                 (D)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          12/29/00      X            2,232,000       A        $0.005    14,760,278              I                (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

(1) Held by Communicade Investment Company of Nevada, Inc. ("CICN"), a wholly owned subsidiary of Communicade Inc. ("Communicade"), as a result of transfers of securities by Omnicom Group Inc. and Communicade in non-monetary transactions in connection with the capitalization of CICN.

                                                                 SEC 1474 (7/96)



                                Page 1 of 4 pages

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Transac-   5. Number of         6. Date Exer-         7. Title and Amount of
   Security (Instr. 3)       sion or      action     tion Code     Deriv-               cisable and           Underlying Securities
                             Exercise     Date       (Instr. 8)    ative                Expiration            (Instr. 3 and 4)
                             Price of     (Month/                  Securities           Date
                             Deriv-       Day/                     Acquired             (Month/
                             ative        Year)                    (A) or               Day/Year)
                             Security                              Disposed
                                                                   of (D)
                                                                   (Instr. 3, 4,
                                                                   and 5)






                                                  ----------------------------------------------------------------------------------
                                                   Code     V      (A)        (D)    Date         Expi-         Title      Amount or
                                                                                     Exer-        ration                   Number of
                                                                                     cisable      Date                     Shares
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants         $0.005     12/29/00   X                      2,232,000  Immed.     3/31/19     Common Stock  2,232,000
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants         $0.005     12/29/00   S                      1,893,000  Immed.     3/31/19     Common Stock  1,893,000
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Warrants         $0.005     12/29/00   S                      1,875,000  Immed.     3/31/19     Common Stock  1,875,000

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
1. Title of Derivative           8. Price   9. Number   10.  Owner-    11. Na-
   Security (Instr. 3)              of         of            ship          ture
                                    Deriv-     Deriv-        Form          of In-
                                    ative      ative         of            direct
                                    Secur-     Secur-        Deriv-        Bene-
                                    ity        ities         ative         ficial
                                    (Instr.    Bene-         Secu-         Own-
                                    5)         ficially      rity:         ership
                                               Owned         Direct        (Instr.
                                               at End        (D) or        4)
                                               of            Indirect
                                               Month         (I)
                                               (Instr.       (Instr.
                                               4)            4)


--------------------------------------------------------------------------------
                                   $0.005
--------------------------------------------------------------------------------
                                   $3.00
--------------------------------------------------------------------------------
                                   $3.00       -0-
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Explanation of Responses:



                                      OMNICOM GROUP INC.


**Intentional misstatements or       /s/  Robert A. Profusek            1/9/2001
  omissions of facts constitute      -------------------------------------------
  Federal Criminal Violations.       **Signature of Reporting Person     Date
  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

SEC 1474 (7/96)


                                Page 2 of 4 Pages

                            Joint Filer Information

Name:     Communicade Inc.

Address:  c/o Corporation Trust Company of Nevada
          6100 Neil Road, Suite 500
          Reno, Nevada 89511

I.R.S. Identification:   E.I.N. # 13-3889600

Designated Filer:  Omnicom Group Inc.

Issuer & Ticker Symbol:  Agency.com Ltd. (NASDAQ:ACOM)

Date of Event Requiring Statement:    December 29, 2000





COMMUNICADE INC.


/s/ Gerard A. Neumann                                            1/9/2001
--------------------------------------                           --------
Chief Financial Officer                                            Date

                            Joint Filer Information

Name:       Communicade Investment Company of Nevada, Inc.

Address:    c/o Corporation Trust Company of Nevada
            6100 Neil Road, Suite 500
            Reno, Nevada 89511

I.R.S. Identification:  E.I.N. # 88-0477368

Designated Filer:  Omnicom Group Inc.

Issuer & Ticker Symbol:  Agency.com Ltd. (NASDAQ: ACOM)

Date of Event Requiring Statement:   December 29, 2000

COMMUNICADE INVESTMENT COMPANY OF NEVADA, INC.

/s/ Gerard A. Neumann                              1/9/2001
-----------------------------                     ----------
Treasurer                                            Date

                               Page 4 of 4 Pages